EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company First Mining Gold Corp. (the “Company”) Suite 2070 1188 West Georgia St. Vancouver, British Columbia V6E 4A2
Item 2	Date of Material Change June 14, 2024
Item 3	News Release A news release announcing the material change was disseminated on June 17, 2024 through the facilities of CISION/Newswire and was subsequently filed on SEDAR+ at www.sedarplus.ca.
Item 4

Summary of Material Change

On June 17, 2024, announced that due to demand, the Company has upsized and closed its previously announced non-brokered private placement offering of common shares of the Company (“Common Shares”) for aggregate proceeds of approximately $7 million (the “Offering”).

Pursuant to the Offering, the Company issued: (i) 31,212,121 Common Shares that qualify as “flow-through shares” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the “National FT Shares”) at a price of $0.165 per National FT Share; and (ii) 10,000,000 Common Shares that qualify as “flow-through shares” within the meaning of subsection 66(15) of the Income Tax Act (Canada) and subsection 359.1 of the Taxation Act (Québec) (the “Québec FT Shares” and, together with the National FT Shares, the “FT Shares”) at a price of $0.18 per Québec FT Share.

James Maxwell, Vice President Exploration and Projects of the Company (an “Interested Party”) directly subscribed for an aggregate of 128,591 National FT Shares, for aggregate gross proceeds of $21,217.52. There will be no material change in the percentage of securities of the Company, or of an affiliated entity of the Company, beneficially owned or controlled by any Interested Party following the closing of the First Tranche.

The issuance of such Units to the Interested Parties constitutes a “related party transaction” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements under MI 61-101 as neither the fair market value of the Units issued to the Interested Parties, nor the consideration received for those Units, exceeds 25% of the Company’s market capitalization. The Offering was approved by the directors of the Company and no materially contrary view was expressed nor was there any material disagreement in the approval process adopted by the directors. The Company did not file a material change report disclosing the “related party transaction” more than 21 days before the closing date of the First Tranche as the details and amounts of insider participation were not settled until shortly prior to closing.

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Item 5	Full Description of Material Change

Please refer to the Company’s news release dated June 17, 2024, which is attached as Schedule “A” to this Material Change Report.
Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not Applicable.
Item 7	Omitted Information Not Applicable.
Item 8	Executive Officer For further information, please contact Lisa Peterson, CFO & Corporate Secretary, by telephone at (604) 639- 8851.
Item 9	Date of Report June 19, 2024.

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TSX: FF OTCQX: FFMGF FRANKFURT

Schedule “A”

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

First Mining Closes Upsized $7 Million Flow-Through Equity Financing

June 17, 2024 – Vancouver, BC, Canada – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that due to demand, the Company has upsized and closed its previously announced non-brokered private placement offering of common shares of the Company (“Common Shares”) for aggregate proceeds of approximately $7 million (the “Offering”).

Pursuant to the Offering, the Company issued (i) 31,212,121 Common Shares that qualify as “flow-through shares” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the “National FT Shares”) at a price of $0.165 per National FT Share and (ii) 10,000,000 Common Shares that qualify as “flow-through shares” within the meaning of subsection 66(15) of the Income Tax Act (Canada) and subsection 359.1 of the Taxation Act (Québec) (the “Québec FT Shares” and, together with the National FT Shares, the “FT Shares”) at a price of $0.18 per Québec FT Share.

The gross proceeds raised from the Offering will be used by First Mining to fund exploration programs related to the Company’s Springpole and Duparquet gold projects that qualify as “Canadian exploration expenses” and “flow-through mining expenditures”, as those terms are defined in the Income Tax Act (Canada) for the National FT Shares and will also qualify for inclusion in the “exploration base relating to certain Québec exploration expenses” within the meaning of section 726.4.10 of the Taxation Act (Québec) for the Québec FT Shares (collectively, the “Qualifying Expenditures”). The Qualifying Expenditures will be renounced in favour of the subscribers of the Offering with an effective date no later than December 31, 2024 and in an aggregate amount of not less than the total amount of the gross proceeds raised from the Offering.

The FT Shares and Finder Shares issued under the Offering are subject to a statutory hold period of four months and one day from the closing date of the Offering. The Offering remains subject to the receipt of all necessary regulatory approvals, including the final approval of the Toronto Stock Exchange (the “TSX”).

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement (“EIS”) for the project published in June 2022, and the Duparquet Gold Project in Québec, a PEA-stage development project located on the Destor-

Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and retains an ownership interest in the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

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TSX: FF OTCQX: FFMGF FRANKFURT

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton

Chief Executive Officer and Director

For further information, please contact:

Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com

Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “opportunities”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the use of the gross proceeds from the sale of the FT Shares to incur the Qualifying Expenditures at the Company’s Springpole and Duparquet gold projects; (ii) the Qualifying Expenditures being renounced in favour of the subscribers of the Offering by no later than December 31, 2024; (iii) the receipt of all regulatory and stock exchange approvals; (iv) the Company’s plans with respect to advancing its portfolio of gold projects; and (v) feasibility and permitting activating related to the Springpole Project. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: failure to obtain final approval from the TSX; risks related to the use of proceeds of the Offering; the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave- ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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